Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated interim financial statements
at and for the three-month period ended March 31, 2020

Nexa Resources S.A. Condensed consolidated interim income statement Periods ended March 31 All amounts in thousands of US dollars

	Note	March 31, 2020	March 31, 2019
Net revenues	4	442,012	569,816
Cost of sales	5	(390,646)	(487,348)
Gross profit		51,366	82,468

Operating expenses
Selling, general and administrative	5	(41,648)	(41,072)
Mineral exploration and project development	6	(14,477)	(20,299)
Impairment loss	25	(484,594)	-
Other income and expenses, net	7	(19,125)	5,646
		(559,844)	(55,725)
Operating (loss) income		(508,478)	26,743

Net financial results	8
Financial income		25,144	8,028
Financial expenses		(71,767)	(31,574)
Foreign exchange effect		(118,724)	(2,338)
		(165,347)	(25,884)

(Loss) income before income tax		(673,825)	859

Income tax	9
Current		(20,720)	(22,117)
Deferred		82,490	12,962
Net loss for the period		(612,055)	(8,296)
Attributable to NEXA's shareholders		(521,913)	(14,007)
Attributable to non-controlling interests		(90,142)	5,711
Net loss for the period		(612,055)	(8,296)
Weighted average number of outstanding shares – in thousand		132,439	132,993
Basic and diluted losses per share – USD		(3.94)	(0.11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Periods ended March 31 All amounts in thousands of US dollars

	Note	March 31, 2020	March 31, 2019
Net (loss) income for the period		(612,055)	(8,296)

Other comprehensive (loss) income, net of taxes - items that can be reclassified to the income statement
Cash flow hedge accounting	15	1,097	1,232
Translation adjustment of foreign subsidiaries		(148,697)	(2,087)
		(147,600)	(855)

Other comprehensive income, net of taxes - items that will not be reclassified to the income statement
Changes in fair value of financial liability that relate to changes in the Company’s own credit risk	22	21,615	-

Other comprehensive loss for the period, net of taxes		(125,985)	(855)

Total comprehensive (loss) income for the period		(738,040)	(9,151)
Attributable to NEXA’s shareholders		(633,213)	(14,720)
Attributable to non-controlling interests		(104,827)	5,569
Total comprehensive (loss) income for the period		(738,040)	(9,151)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US dollars

Assets	Note	March 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	13	452,183	698,618
Financial investments	14	222,889	58,423
Derivative financial instruments	15	16,742	4,835
Trade accounts receivable	16	119,557	177,231
Inventory	17	227,689	295,258
Other assets	18	121,317	140,984
		1,160,377	1,375,349
Non-current assets
Financial investments		-	352
Derivative financial instruments	15	53,196	14,689
Deferred income taxes	9	268,319	262,941
Other assets	18	114,124	145,471
Property, plant and equipment	19	1,808,576	2,122,690
Intangible assets	20	1,135,746	1,538,526
Right-of-use assets	21	21,682	29,547
		3,401,643	4,114,216

Total assets		4,562,020	5,489,565

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	22	181,116	33,149
Lease liabilities	21	14,207	16,474
Derivative financial instruments	15	34,295	8,276
Trade payables	13(b)	251,236	414,080
Confirming payable		66,569	82,770
Dividends payable		6,662	6,662
Environmental obligations	23	16,269	19,001
Contractual liabilities		24,467	26,351
Other liabilities		79,763	92,227
		674,584	698,990
Non-current liabilities
Loans and financing	22	1,399,234	1,475,408
Lease liabilities	21	12,885	17,910
Derivative financial instruments	15	43,992	13,542
Asset retirement and environmental obligations	23	249,579	274,826
Provisions	24	28,917	26,071
Deferred income taxes	9	244,556	273,278
Contractual liabilities		147,654	154,171
Other liabilities		28,600	35,308
		2,155,417	2,270,514

Total liabilities		2,830,001	2,969,504

Shareholders’ equity
Attributable to NEXA’s shareholders		1,464,238	2,147,452
Attributable to non-controlling interests		267,781	372,609
		1,732,019	2,520,061

Total liabilities and shareholders’ equity	4,562,020	5,489,565

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Periods ended March 31 All amounts in thousands of US dollars

	Note	March 31, 2020	March 31, 2019
Cash flows from operating activities
(Loss) income before income tax		(673,825)	859
Impairment loss	25	484,594	-
Depreciation and amortization	19, 20 and 21	67,597	81,109
Interest and foreign exchange effect	8	136,752	30,181
Loss (gain) on sale of property, plant and equipment and intangible assets	7	(170)	386
Changes in provisions	24	18,114	(2,386)
Changes in operating assets and liabilities	13(b)	(67,949)	(111,808)
Interest paid on loans and financings	22(c)	(10,247)	(10,202)
Changes in fair value of loans and financing	8	9,543	-
Interest paid on lease liabilities	21	(487)	(148)
Premium paid on bonds repurchase	22(c)	(14,481)	-
Income taxes paid		(15,561)	(25,759)
Net cash used in operating activities		(66,120)	(37,768)

Cash flows from investing activities
Acquisitions of property, plant and equipment	19	(85,309)	(67,162)
Net (purchases) sales of financial investments		(165,097)	46,991
Proceeds from the sale of property, plant and equipment		4	115
Net cash used in investing activities		(250,402)	(20,056)

Cash flows from financing activities
New loans and financings	22(c)	344,207	-
Payments of loans and financings	22(c)	(215,624)	(1,715)
Payments of lease liabilities	21(b)	(2,586)	(3,809)
Dividends paid	1(b)	(50,000)	(102,298)
Repurchase of the Company’s own shares		-	(3,756)
Net cash provided by (used in) financing activities		75,997	(111,578)

Foreign exchange effect on cash and cash equivalents		(5,910)	342

Decrease in cash and cash equivalents		(246,435)	(169,060)
Cash and cash equivalents at the beginning of the period		698,618	1,032,938
Cash and cash equivalents at the end of the period		452,183	863,878

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive (loss)	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2019	133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801
Impact of the adoption of IFRS 16	-	-	-	-	71	-	71	-	71
Impact of the adoption of IFRIC 23	-	-	-	-	(4,023)	-	(4,023)	-	(4,023)
At January 1, 2019 after impacts of the adoption of new standards	133,320	(1,352)	1,043,755	1,318,728	57,478	(79,288)	2,472,641	425,208	2,897,849
Net income (loss) for the period	-	-	-	-	(14,007)	-	(14,007)	5,711	(8,296)
Other comprehensive loss for the period	-	-	-	-	-	(713)	(713)	(142)	(855)
Total comprehensive income (loss) for the period	-	-	-	-	(14,007)	(713)	(14,720)	5,569	(9,151)
Capital increase from non-controlling interest	-	-	-	-	-	-	-	8,253	8,253
Repurchase of the Company’s own shares	-	(3,756)	-	-	-	-	(3,756)	-	(3,756)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	(2,256)	(69,832)	-	(72,088)	-	(72,088)
Dividends distribution to non-controlling interests and to NEXA PERU’s investment shares	-	-	-	-	-	-	-	(32,880)	(32,880)
Total contributions by and distributions to shareholders	-	(3,756)	-	(2,256)	(69,832)	-	(75,844)	(24,627)	(100,471)
At March 31, 2019	133,320	(5,108)	1,043,755	1,316,472	(26,361)	(80,001)	2,382,077	406,150	2,788,227

At January 1, 2020	133,320	(9,455)	1,043,755	1,279,068	(158,980)	(140,256)	2,147,452	372,609	2,520,061
Reclassification – Note 3 (Revision)	-	-	-	(33,650)	-	33,650	-	-	-
At January 1, 2020 after reclassification (Revised)	133,320	(9,455)	1,043,755	1,245,418	(158,980)	(106,606)	2,147,452	372,609	2,520,061
Net loss for the period	-	-	-	-	(521,913)	-	(521,913)	(90,142)	(612,055)
Other comprehensive loss for the period	-	-	-	-	-	(111,300)	(111,300)	(14,685)	(125,985)
Total comprehensive loss for the period	-	-	-	-	(521,913)	(111,300)	(633,213)	(104,827)	(738,040)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	(50,000)	-	-	-	(50,000)	-	(50,000)
Total contributions by and distributions to shareholders	-	-	(50,000)	-	-	-	(50,000)	-	(50,000)
At March 31, 2020	133,320	(9,455)	993,755	1,245,418	(680,893)	(217,906)	1,464,239	267,782	1,732,021

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) own and operate three polymetallic mines in Peru, and two polymetallic mines in Brazil. The Company is also constructing another polymetallic mine in Brazil. The Company's operations comprise large-scale, mechanized underground and open pit mines. The Company also owns a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement and energy companies, among others.

Principal events for the three-month period ended March 31, 2020

(a)	COVID-19 outbreak impacts on NEXA financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. COVID-19 continues to spread across the world, and it remains unclear how and to what extent the duration and severity of its effects will impact the Company’s business and the global economy in general. The Company has implemented and continues to implement additional safety procedures in all its operations to ensure the health and safety of its employees, contractors and communities.

The Company also remains committed to the continuity of its business and has implemented measures to mitigate and reduce the potential impacts of the COVID-19 on its operations, supply chain and financial condition.

Government authorities in the countries in which the Company operates have implemented policies in response to the COVID-19 global outbreak, which have affected the Company’s operations and supply chain during the three-month period ended March 31, 2020, and, consequently, have affected the Company’s financial position, results of operations and cash flows at and for the three-month period ended March 31, 2020, and will also affect the Company’s financial position, results of operations and cash flows at and for the three and six-month periods ended June 30, 2020.

On March 15, 2020, the Peruvian government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries including the mining sector. The restriction period, which was extended, is currently scheduled to end May 10, 2020. Consequently, mining operations at Cerro Lindo, Atacocha and El Porvenir were suspended and the operation of the Company’s Cajamarquilla smelter was reduced to at approximately 50% of its normal production capacity. In Brazil, mining and smelting operations have been operating normally. Construction activities at the Aripuanã project continue to progress but at a reduced pace due to a 15% reduction of mobilization requested by the local government authority.

The ultimate significance of the COVID-19 global outbreak, including its impact on the Company’s financial performance, financial condition and cash flows, depends on its duration, efforts to contain its spread and the impact of measures taken by governments and others in response. An extended period of disruption or an extended global recession caused by the outbreak, could materially and adversely impact the Company’s results of operations, access to sources of liquidity and overall financial condition. As disclosed below, the Company has taken measures to strengthen its cash position and improve its short-term liquidity. Refer to note 22 for additional information please.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Dividends distribution

On February 13, 2020, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the upcoming annual shareholders’ meeting in June 2020 in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 16, 2020 of approximately USD 50,000, which was paid on March 30, 2020.

(c)	Repurchase of NEXA Peru Bonds

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of the outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,500, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes remain outstanding. Refer to note 22 (b) for additional information.

(d)	Loan agreement

On March 12, 2020, the Company entered into a term loan with a global financial institution, in the principal amount of BRL 477,000 thousand (approximately USD 100,000) with maturity of 5 years. Refer to note 22 (b) for additional information.

(e)	Export credit notes

At the end of March 2020, the Company entered into 4 export credit note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) with maturity dates between 1 and 5 years. Refer to note 22 (b) for additional information

2	Information by business segment

The presentation of segment results and reconciliation to income (loss) before income tax in the condensed consolidated interim income statement is as follows:

	March 31, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues	162,406	371,848	(87,710)	(4,532)	442,012
Cost of sales	(182,475)	(313,245)	87,710	17,364	(390,646)
Gross profit	(20,069)	58,603	-	12,832	51,366

Selling, general and administrative	(18,534)	(16,689)	-	(6,425)	(41,648)
Mineral exploration and project development	(11,843)	(4,161)	-	1,527	(14,477)
Impairment loss	(484,594)	-	-	-	(484,594)
Other income and expenses, net	(11,631)	1,305	-	(8,799)	(19,125)
Operating (loss) income	(546,671)	39,058	-	(865)	(508,478)

Depreciation and amortization	45,487	22,313	-	(203)	67,597
Exceptional items (i)	484,594	-	-	-	484,594
Adjusted EBITDA	(16,590)	61,371	-	(1,068)	43,713

Exceptional items (i)					(484,594)
Depreciation and amortization					(67,597)
Net financial results					(165,347)
Loss before income tax					(673,825)

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

	March 31, 2019
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues	272,242	454,976	(159,170)	1,769	569,816
Cost of sales	(198,961)	(427,184)	159,170	(20,373)	(487,348)
Gross profit	73,280	27,792		(18,604)	82,469

Selling, general and administrative	(20,262)	(16,401)		(4,409)	(41,072)
Mineral exploration and project development	(18,632)	(1,667)		-	(20,299)
Other income and expenses, net	(7,578)	(10,011)		23,235	5,646
Operating (loss) income	26,809	(287)		222	26,743

Depreciation and amortization	55,718	26,068		(678)	81,108
Adjusted EBITDA	82,527	25,781		(456)	107,851

Depreciation and amortization					(81,108)
Net financial results					(25,884)
Income before income tax					859

(i) Exceptional items are composed of impairment losses (refer to note 25) in the amount of USD 484,594 and miscellaneous adjustments and reconcile the segments’ Adjusted EBITDA to the consolidated Adjusted EBITDA.

(ii) The internal information used for making decisions is prepared using IFRS based accounting measurements and management reclassifications between income statement line items, which are reconciled to the consolidated financial statements in the column “Adjustments”. Reclassifications include manly derivative financial instruments from Other income and expenses to Cost of sales, and certain overhead cost centers from Other income and expenses to Cost of sales and/or Selling, general and administrative.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three-month period March 31, 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and the Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

The critical judgments and estimates in the application of accounting principles during the three-month period ended March 31, 2020 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

While the Company expects the effects of the corona virus pandemic to negatively impact its results of operations, cash flows and financial position, the current level of uncertainty over the economic and operational impacts of COVID-19 means the related financial impact cannot be reasonably estimated at this time. The Company’s condensed consolidated interim financial statements presented herein reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenue and expenses during the reporting periods presented. Such estimates and assumptions affect, among other things, the carrying amounts of the Company’s goodwill, long-lived assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. Events and changes in circumstances arising after March 31, 2020, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

These condensed consolidated interim financial statements of the Company for the three-month period ended March 31, 2020 were approved on May 11, 2020 to be issued in accordance with a resolution of the Board of Directors.

New and amended standards effective January 1, 2020

A number of new or amended standards became applicable for the current reporting period. The Company does not expect any changes in its accounting policies or any retrospective adjustments as a result of the adoption of these standards and amendments.

Impact of new standards issued but not yet applied by the Company

During the current reporting period the IASB issued two new standards that are not yet effective and have not been applied by the Company. The Company does not believe that these new standards will have a material effect on its financial statements.

Revision of the condensed consolidated interim statement of changes in shareholders’ equity

These condensed consolidated interim statements of changes in shareholders’ equity has been revised to reflect an adjustment as of January 1, 2020 in the amount of USD 33,650 related to a reclassification affecting Cumulative translation reserve account within Accumulated Other Comprehensive Loss and Additional Paid in Capital in the statement of changes in shareholders’ equity, to correct a misclassification identified in these balances, with no effect to the total shareholders’ equity. This reclassification has no impact on the balance sheet as of December 31, 2019, the condensed consolidated interim statements of income, other comprehensive income, changes in shareholders’ equity or cash flows of the Company for the three-month period ended March 31, 2019.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

4	Net revenue

	March 31, 2020	March 31, 2019
Gross revenues	485,802	625,897
Revenues from products (i)	468,107	609,019
Revenues from services	17,695	16,878
Taxes on sales	(42,973)	(54,973)
Return of products sales	(817)	(1,108)
Net revenues	442,012	569,816

(i) Revenues from products decreased mainly due to a significantly lower metal prices in the international market.

5	Expenses by nature

				March 31, 2020	March 31, 2019
	Cost of Sales (iii)	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used (i)	(201,417)	(370)	-	(201,787)	(280,799)
Third-party services	(83,430)	(12,231)	(9,074)	(104,735)	(112,788)
Depreciation and amortization (ii)	(66,230)	(1,363)	(4)	(67,597)	(81,558)
Employee benefit expenses	(37,370)	(17,881)	(2,737)	(57,988)	(64,718)
Other expenses	(2,199)	(9,803)	(2,662)	(14,664)	(8,856)
	(390,646)	(41,648)	(14,477)	(446,771)	(548,719)

(i) Raw materials and consumables used decreased mainly due to the reduction in production and sales in the Company’s operations, as described in note 1.

(ii) Depreciation and amortization decreased mainly due to the reduction in the carrying amount of long-lived assets as a result of the impairment loss recorded in 2019 and to lower production in the Peruvian mining operations, as the Company uses the units of production method of amortization for certain assets.

(iii) Refer to note 17 for information about idle capacity costs and inventory impairment.

6	Mineral exploration and Project development

	March 31, 2020	March 31, 2019
Mineral exploration	(9,737)	(13,749)
Project development (FEL 1 and FEL 2)	(4,740)	(6,550)
	(14,477)	(20,299)

Decrease in mineral exploration and project development is mainly related to the Company´s response to COVID-19. The Company has revised its short-term capital allocation and greenfield projects have been suspended. Also, expenses related to mineral exploration have been reduced. The effects of the temporary suspension of such projects has been reflected in the Company’s cash flow estimates for impairment test as of March 31, 2020.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

7	Other income and expenses, net

	March 31, 2020	March 31, 2019
Remeasurement of environmental obligations	4,108	5,132
(Provision) reversal of legal claims - Note 24	(8,251)	1,351
Commodities derivative financial instruments - Note 15	(10,799)	6,312
Gain (loss) on sale of property, plant and equipment	170	(386)
Contribution to communities	(719)	(590)
Mining obligations	(1,931)	(3,882)
Other operating income (expenses), net	(1,703)	(2,291)
	(19,125)	5,646

8	Net financial results

	March 31, 2020	March 31, 2019
Financial income
Gains on financial investments	2,554	5,495
Derivative financial instruments - Note 15	21,522	1,851
Other financial income	1,068	682
	25,144	8,028

Financial expense
Interest on loans and financing	(16,094)	(18,467)
Fair value of loans and financing - Note 22 (c)	(9,543)	-
Interest on other liabilities	(1,998)	(2,285)
Interest on contractual liabilities	(1,521)	(1,715)
Interest on lease liabilities	(625)	(983)
Derivative financial instruments - Note 15	(22,482)	-
Premium paid on bonds repurchase – Note 22 (c)	(14,481)	-
Other financial expenses	(5,023)	(8,124)
	(71,767)	(31,574)

Foreign exchange effects (i)	(118,724)	(2,338)
Net financial results	(165,347)	(25,884)

(i) Increase in foreign exchange loss during the three-month period ended March 31, 2020 is mainly driven by the significant devaluation of BRL against USD, which affected NEXA BR’s financial liabilities denominated in USD. The amount of USD 65,572 included in the foreign exchange losses is related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA Resources S.A. and Votorantim GmbH, a wholly-owned subsidiary of the Company. Intercompany loans balances are fully eliminated in the consolidated financial statements; however, foreign exchange gains or losses are not eliminated in the consolidated financial statements, and are presented as Foreign exchange loss, net. As of March 31,2020, the outstanding intercompany balance is USD 250,221 (December 31, 2019: USD 250,570).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

9	Current and deferred income taxes

(a)	Reconciliation of income tax benefit (expense)

	March 31, 2020	March 31, 2019
(Loss) income before income tax	(673,823)	859
Standard rate	24.94%	24.94%

Income tax benefit (expense) at standard rate	168,051	(223)
Difference in tax rate of subsidiaries outside Luxembourg	18,944	(1,629)
Special mining levy and special mining tax	(640)	(3,447)
Unrecognized tax credits on net operating losses	(8,104)	-
Derecognition of tax credits on net operating losses previously recognized	(20,674)	-
Withholding tax on dividends paid by subsidiaries	-	(9,764)
Impairment of goodwill	(78,197)	-
Other permanent tax differences	(17,610)	5,908
Income tax benefit (expense)	61,770	(9,155)

Current	(20,720)	(22,117)
Deferred	82,490	12,962
Income tax benefit (expense)	61,770	(9,155)

(b)	Analysis of deferred income tax assets and liabilities

	March 31, 2020	December 31, 2019
Tax credits on net operating losses (i)	113,064	160,905
Uncertain income tax treatments (ii)	(7,075)	(9,779)
Tax credits on temporary differences
Foreign exchange losses	54,171	31,027
Environmental liabilities	17,620	24,293
Asset retirement obligation	17,636	18,751
Tax, civil and labor provisions	6,327	6,962
Other provisions	5,880	7,933
Provision for obsolete and slow-moving inventory	4,928	5,734
Provision for employee benefits	3,634	7,270
Revaluation of derivative financial instruments	9,303	2,864
Other	8,519	11,517

Tax debits on temporary differences
Depreciation, amortization and asset impairment	(186,447)	(247,552)
Revaluation of loans and financing	(10,823)	-
Capitalized interest	(11,214)	(28,505)
Other	(1,760)	(1,757)
	23,763	(10,337)

Deferred income tax assets	268,319	262,941
Deferred income tax liabilities	(244,556)	(273,278)
	23,763	(10,337)

(i) Decrease in tax credits on net operating losses is mainly driven by devaluation of BRL against USD during the three-month period ended March 31, 2020, which affected the Company’s tax credits from the Company’s Brazilian legal entities.

(ii) Uncertain income tax treatments decrease is mainly related to settlements of certain income tax uncertain positions in NEXA Peru and NEXA Atacocha.

13 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(c)	Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is unlikely that an outflow of resources will be required. In such cases, a provision is not recognized. As of March 31, 2020, the main legal proceedings are related to carryforward calculation of net operating losses and deductibility of foreign exchange losses and other expenses. The estimated amount of these contingent liabilities is USD 172,317 (December 31, 2019: USD 182,380).

10	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international prices observed on the London Metal Exchange ("LME") and denominated in USD. Part of the costs of production, however, is denominated in Brazilian Reais (“BRL”) and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for:

(i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the board of directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

(a)	Market risk

The purpose of the market risk management process is to protect the Company's cash flow against adverse events, such as changes in foreign exchange rates, commodity prices and interest rates.

(i)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

All actions related to the market risk management process are intended to protect cash flows in USD, to maintain the ability to pay financial obligations, and comply with liquidity and indebtedness levels defined by management.

Presented below are the financial assets and liabilities in foreign currencies at March 31, 2020. These mainly result from the foreign operations of NEXA BR for which the functional currency is the BRL.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not and is presented as foreign exchange effects in financial results. Refer to note 8 for additional information.

14 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

USD amounts of foreign currency balances	March 31, 2020	December 31, 2019
Assets
Cash, cash equivalents and financial investments	305,301	109,511
Derivative financial instruments	74,367	19,524
Trade accounts receivable	35,883	27,005
Use of public assets	3,866	5,065
	419,417	161,105
Liabilities
Loans and financing	425,253	119,095
Derivative financial instruments	60,841	21,818
Trade payables	113,195	194,646
Lease liabilities	19,614	22,020
Use of public assets	18,044	23,279
	636,947	380,858

Net exposure	(217,530)	(219,753)

(ii)	Interest rate risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. Refer to note 21 for further information related to interest rates,

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the cash flows of the Company. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to the interest rate. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk.

As of March 31, 2020, there have been no significant impacts on the Company’s exposure to interest rate risk as a result of the COVID-19 global outbreak.

(iii)	Commodity price risk

This risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, producers' inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the cash flows of the Company. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed prices sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Book Hedge)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

15 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

Hedges for the operating margin of metals (Strategic Hedge)

The objective is to reduce the volatility of the cash flow from LME prices for zinc, copper and silver and ensure a more predicable operating margin. This strategy is carried out through the sale of zinc forward contracts. For NEXA BR, the transaction also involves the sale of USD forward contracts in order to hedge the operating margin in BRL.

As a consequence of the COVID-19 global outbreak, the Company is reducing the volume of hedge transactions contracted to mitigate the risk of mismatches of quotational periods due to the unpredictability of production volumes and sales of metals.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and repurchase transactions backed by debentures and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+/A1 (local rating scale) or BBB-/Baa3 (global rating scale). Financial institutions in Peru, where only global rating assessments are available, can meet the Company’s policy provided they have a rating of "BBB-" by at least one rating agency.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings are obtained from the rating agencies Standard & Poor's, Moody's and Fitch and are related to commitments in foreign or local currency and, in both cases, assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored. The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance. Refer to note 16 for additional information.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments:

16 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

	March 31, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	54,316	-	54,316	11,243	-	11,243
AA+	1	-	1	5,997	-	5,997
AA	23	33,723	33,746	18	99,853	99,871
AA-	1	22	23	1	10,869	10,870
A+	-	141,833	141,833	-	156,032	156,032
A	-	78,119	78,119	-	230,084	230,084
A-	-	16,635	16,635	-	38,824	38,824
BBB+	-	85,789	85,789	-	67,467	67,467
BBB	-	2,088	2,088	-	23,552	23,552
BBB-	-	6,929	6,929	-	31,416	31,416
No rating (i)	-	32,704	32,704	3	23,259	23,262
	54,341	397,842	452,183	17,262	681,356	698,618

	March 31, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Financial investments
AAA	168,796	-	168,796	44,985	-	44,985
AA+	1,414	-	1,414	8,170	-	8,170
AA	-	-	-	352	-	352
AA-	49,059	-	49,059	656	-	656
No rating (i)	3,620	-	3,620	4,612	-	4,612
	222,889	-	222,889	58,775	-	58,775

			March 31, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Derivative financial instruments
AAA	36,520	-	36,520	16,025	-	16,025
AA	-	-	-	-	1,029	1,029
A+	-	36,642	36,642	-	422	422
A	-	-	-	-	-	-
A-	-	-	-	-	2,048	2,048
BB-	-	1,185	1,185	-	-	-
No rating (i)	5	15	20	-	-	-
	36,525	37,842	74,367	16,025	3,499	19,524

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, it is assumed the rating of the financial institution controlling entities, which must be at least BBB-.

17 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(c)	Liquidity risk

This risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial commitments. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below shows the Company's financial liabilities to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts shown represent the estimated undiscounted future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts presented in the condensed consolidated interim balance sheet.

March 31, 2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financing	231,770	376,989	449,824	930,409	1,988,992
Lease liabilities	13,375	13,615	102	-	27,092
Derivative financial instruments	34,277	6,384	37,626	-	78,287
Trade payables	251,236	-	-	-	251,236
Confirming payable	66,569	-	-	-	66,569
Salaries and payroll charges	34,313	-	-	-	34,313
Dividends payable	6,662	-	-	-	6,662
Related parties	-	732	-	-	732
Asset Retirement Obligation	8,935	24,123	44,738	224,212	302,008
Use of public assets	1,136	2,500	2,803	23,309	29,748
	648,273	424,343	535,093	1,177,930	2,785,639

December 31, 2019	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financing	91,511	342,095	610,750	842,222	1,886,578
Lease liabilities	17,903	16,361	120	-	34,384
Derivative financial instruments	8,272	6,918	6,577	51	21,818
Trade payables	414,080	-	-	-	414,080
Confirming payable	82,770	-	-	-	82,770
Salaries and payroll charges	58,919	-	-	-	58,919
Dividends payable	6,662	-	-	-	6,662
Related parties	-	834	-	-	834
Asset Retirement Obligation	15,406	26,275	60,406	235,190	337,277
Use of public assets	1,446	3,177	3,581	30,729	38,933
	696,969	395,660	681,434	1,108,192	2,882,255

As discussed in note 1, the Company has taken measures to improve its short-term liquidity in order to mitigate the effect of the current economic scenario due to COVID-19 global outbreak on the Company’s cash flows. Such measures include the strengthening of its cash position by incurring new loans and completing new financings. As a result, the total amount of financial liability maturing between 1 and 3 years increased by the amount of USD 163,127. In addition, in April 2020, the Company improved its liquidity by entering into certain financing agreements in the total principal amount of approximately USD 344,242. Refer to note 26 for information related to the financing agreements. Refer to note 22 (g) for information about debt covenants.

18 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(d)	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the level of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

	Note	March 31, 2020	December 31, 2019
Loans and financing	22	1,580,350	1,508,557
Lease liabilities	21	27,092	34,384
Derivative financial instruments	15	8,349	2,294
Cash and cash equivalents	13	(452,183)	(698,618)
Financial investments	14	(222,889)	(58,775)
Net debt (i)		940,719	787,842

Net (loss) income for the year		(762,766)	(159,007)
Plus (less):
Depreciation and amortization		304,380	317,892
Net financial results		244,317	104,854
Income tax (benefit) expense		(127,796)	(56,873)
EBITDA (ii)		(341,865)	206,866

Exceptional items - note 2		626,727	142,133
Adjusted EBITDA (i)		284,862	348,999

Leverage ratio (Net debt/Adjusted EBITDA)		3.30	2.26

(i) Net debt is defined as (a) loans and financing, plus or minus (b) the fair value of derivative financial liabilities less (c) cash and cash equivalents, less (d) financial investments. Adjusted EBITDA for capital management calculation uses the same assumptions described in note 1 for Adjusted EBITDA by segment.

(ii) EBITDA for leverage ratio purpose is comprised of the prior 12 months profits and losses of the Company for the disclosed period.

Refer to note 22 for information regarding financial covenants clauses in debt contracts.

19 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

11	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to changes of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies.

The scenarios at March 31, 2020 are described below:

•	Probable: the probable scenario was defined as the fair value of the derivative instruments and amortized cost of the assets and liabilities as at March 31, 2020.
•	Scenario I: considers a change of + or -25% in the assumptions as of March 31, 2020.
•	Scenario II: considers a change of + or -50% in the assumptions as of March 31, 2020.

					Impacts on income statement				Impacts on statement of comprehensive income
		Probable			Scenarios I and II				Scenarios I and II
Risk factor	Quotation at March 31, 2020	Cash and cash equivalents and financial investments	Loans and financing	Principal of derivative financial instruments	-25%	-50%	+25%	+50%	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	5.1987	277,231	427,602	324,209	(4,303)	(8,704)	(3,901)	(14,635)	13,687	27,374	(13,687)	(27,374)
EUR	1.1015	1,183	-	-	(296)	(592)	296	592	-	-	-	-
PEN	3.4383	26,986	-	-	(6,746)	(13,493)	6,746	13,493	-	-	-	-
CAD	0.7079	1,461	-	-	-	-	-	-	(365)	(730)	365	730

Interest rates
BRL – CDI	3.65%	277,231	255,888	324,209	8,014	16,812	(7,313)	(14,001)	-	-	-	-
USD - LIBOR 3M	0.99%	-	69,125	655,936	(502)	(1,010)	496	987	(4)	(9)	4	9
USD - LIBOR 6M	0.92%	-	253,384	-	583	1,166	(583)	(1,166)	-	-	-	-
US Dollar coupon	1.31%	-	-	98,813	(146)	(292)	145	289	-	-	-	-

Price - commodities
Zinc	1,906	-	-	248,385	11,715	23,429	(11,715)	(23,429)	38	76	(38)	(76)

20 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

12	Financial instruments

(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instruments in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

				March 31, 2020
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	13		-	452,183	452,183
Financial investments			-	222,889	222,889
Derivative financial instruments	15	(a)	-	69,938	69,938
Trade accounts receivable	16		65,056	54,501	119,557
Related parties (i)			743	-	743
			65,799	799,511	865,310

				March 31, 2020
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financing	22	(a)	1,416,351	163,999	1,580,350
Lease liabilities	21	(b)	27,092	-	27,092
Derivative financial instruments	15	(a)	-	78,287	78,287
Trade payables			251,236	-	251,236
Confirming payables			66,569	-	66,569
Use of public assets (ii)			18,044	-	18,044
Related parties (ii)			732	-	732
			1,780,024	242,286	2,022,310

				December 31, 2019
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	13		-	698,618	698,618
Financial investments			-	58,775	58,775
Derivative financial instruments	15	(a)	-	19,524	19,524
Trade accounts receivable	16		107,995	69,236	177,231
Related parties (i)			744	-	744
			108,739	846,153	954,892

				December 31, 2019
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financing	22	(a)	1,411,179	97,378	1,508,557
Lease liabilities	21	(b)	34,384	-	34,384
Derivative financial instruments	15	(a)	-	21,818	21,818
Trade payables			414,080	-	414,080
Confirming payables			82,770	-	82,770
Use of public assets (ii)			23,279	-	23,279
Related parties (ii)			834	-	834
			1,966,526	119,196	2,085,722

21 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

(b)	Fair value by hierarchy

			March 31, 2020
	Note	Level 1	Level 2	Total
Assets
Cash and cash equivalents	13	452,183	-	452,183
Financial investments		33,005	189,884	222,889
Derivative financial instruments	15	-	69,938	69,938
Trade accounts receivable		-	54,501	54,501
		485,188	314,323	799,511
Liabilities
Derivative financial instruments		-	78,287	78,287
Loans and financing designated at fair value (i)		-	163,999	163,999
		-	242,286	242,286

			December 31, 2019
		Level 1	Level 2	Total
Assets
Cash and cash equivalents	13	698,618	-	698,618
Financial investments		28,126	30,649	58,775
Derivative financial instruments	15	-	19,524	19,524
Trade accounts receivable		-	69,236	69,236
		726,744	119,409	846,153
Liabilities
Derivative financial instruments		-	21,818	21,818
Loans and financing designated at fair value (i)		-	97,378	97,378
		-	119,196	119,196

(i) Loans and financing are measured at amortized cost, except for certain contracts that the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(c)	Fair value measurement and disclosures

The valuation techniques used in the fair value measurement and disclosure processes, including the critical accounting estimates used and judgements made by the Company, are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

There were no reclassifications between fair value levels in the three-month period ended March 31, 2020. None of the financial instruments were classified as Level 3 as of March 31, 2020.

Fair value estimates were assessed by the Company to evaluate the impacts of the COVID-19 global outbreak and no impact was identified.

22 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

13	Cash and cash equivalents

(a)	Composition

	March 31, 2020	December 31, 2019
Cash and banks	162,532	299,374
Term deposits	289,651	399,244
	452,183	698,618

The decrease in cash and cash equivalents balance is mainly due to acquisitions of property, plant and equipment in the period in the amount of USD 85,309, and the purchase of certificate of deposits and the repurchase of the 2023 Notes.

23 of 37

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements At and for three-month period ended March 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)	Changes in operating assets and liabilities

	March 31, 2020	March 31, 2019
Decrease (increase) in assets
Trade accounts receivable (i)	50,320	9,088
Inventory (ii)	55,142	(28,775)
Other assets	(19,048)	(27,588)

Increase (decrease) in liabilities
Trade payables (iii)	(127,914)	(31,497)
Confirming payables	(16,201)	(13,564)
Contractual liabilities	(9,922)	(4,778)
Other liabilities	(326)	(14,694)
	(67,949)	(111,808)

(i) Changes in trade accounts receivable are mainly due to a significantly lower metal price in the international market and lower sales volume driven by the stoppage of mining operations in Peru.

(ii) Changes in inventories are mainly due to lower purchases of raw materials, mainly for the Company smelter segment that uses zinc concentrate in its operations, also affected by the decrease in mining production in Peru.

(iii) Changes in trade payables are mainly due to lower contracted services and reduced purchases from suppliers, as a result of the stoppage of mining operations in Peru.

(c)	Non-cash transactions

During the three month-period ended March 31, 2020, the Company has had additions related to asset retirement obligation the amount of USD 9,127 (2019: USD 10,027), and additions to right-of-use assets in the amount of USD 404 (2019: USD 2,427).

14	Financial investments

(a)	Composition

	March 31, 2020	December 31, 2019
Investment fund quotas	33,005	28,126
Bank certificate of deposit	186,264	25,540
Other	3,620	5,109
	222,889	58,775

Increase in financial investment is mainly related to the acquisition of certificate of deposits using funds from new loans and financing. Certificates of deposit have a maturity of 1 year.

24 of 37

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements At and for three-month period ended March 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

15	Derivative financial instruments

(a)	Fair value by strategy

		March 31, 2020		December 31, 2019
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	204,010	855	258,220	(713)
			855		(713)
Sales of zinc at a fixed price
Zinc forward	ton	44,825	(7,633)	15,252	(1,043)
			(7,633)		(1,043)
Interest rate risk
LIBOR vs. CDI (i)	USD	90,000	20,639	90,000	(1,413)
IPCA vs. CDI	BRL	226,880	784	226,880	1,482
			21,423		69
Foreign exchange risk
BRL vs. USD (i)	BRL	477,000	(7,809)	-	-
Foreign exchange collars (USD vs. BRL)	BRL	513,701	(15,186)	653,148	(607)
			(22,995)		(607)

			(8,349)		(2,294)
Current assets			16,742		4,835
Non-current assets			53,196		14,689
Current liabilities			(34,295)		(8,276)
Non-current liabilities			(43,992)		(13,542)

(i) It is related to derivative financial instruments entered into at same time of certain debt contracts in order manage some of the risks such debt contracts. Refer to note 22(c) for additional information.

(b)	Changes in fair value in the three-month period ended March 31, 2020

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Mismatches of quotational periods	(1,063)	17,530	(8,058)	(2,558)	-	434	4,716
Sales of zinc at a fixed price	-	3	-	(8,241)	-	-	(1,649)
Interest rate risk – LIBOR vs. CDI (i)	-	-	-	-	21,522	-	(531)
Interest rate risk – IPCA vs. CDI	-	-	-	-	(95)	-	604
Foreign exchange risk - BRL vs USD (i)	-	-	-	-	(7,809)	-	-
Foreign exchange risk – Collars USD vs. BRL (ii)	-	-	-	-	(14,579)	-	-
	(1,063)	17,533	(8,058)	(10,799)	(960)	434	3,140

(i) Related to the changes in fair value of certain contracts entered into to mitigate debt contracts risks. Refer to note 22(c) for additional information.

(ii) It is related to zero cost collars entered into to manage foreign currency risk on capital expenditures of Aripuanã project. Losses are driven by the devaluation of BRL against USD during the three-month period ended March 31, 2020.

25 of 37

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements At and for three-month period ended March 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

16	Trade accounts receivable

(a)	Composition

	March 31, 2020	December 31, 2019
Trade accounts receivable (i)	120,097	175,948
Related parties	3,269	3,620
Impairment of trade accounts receivable (ii)	(3,809)	(2,337)
	119,557	177,231

(i) Trade accounts receivable reduction in mainly due to a significantly lower metal price in the international market and lower sales volume driven by the stoppage of mining operations in Peru.

(ii) The COVID-19 global outbreak might change the risk profile of the Company’s customers, especially those clients that might have transactions, or are located in areas, which are affected, or are more prone to be affected economically. As such risks increase, the Company expects an increase in impairment losses on trade accounts receivables. As of March 31, 2020, the Company has taken an additional impairment of USD 1,468 in order to reflect the actual economic scenario and the deterioration in the risk profile of the Company´s clients.

(b)	Analysis by currency

	March 31, 2020	December 31, 2019
Brazilian Real	34,189	26,817
US Dollar	84,272	149,348
Other	1,096	1,066
	119,557	177,231

(c)	Aging of trade accounts receivable

	March 31, 2020	December 31, 2019
Current	109,363	150,134
Up to 3 months past due	11,731	26,810
From 3 to 6 months past due	152	135
Over 6 months past due	2,120	2,489
	123,366	179,568
Impairment	(3,809)	(2,337)
	119,557	177,231

26 of 37

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements At and for three-month period ended March 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

17	Inventory

(a)	Composition

	March 31, 2020	December 31, 2019
Finished products (i)	78,007	106,595
Semi-finished products (i)	59,732	89,239
Raw materials	52,379	50,848
Auxiliary materials and consumables	65,475	76,974
Inventory provisions (ii)	(27,904)	(28,398)
	227,689	295,258

(i) Decrease in inventories are mainly due to lower purchases of raw materials, mainly for the Company smelter segment that uses zinc concentrate in its operations, also affected by the decrease in mining production in Peru.

(ii) As a result of the lower metal prices in the three-month period ended March 31, 2020, an additional provision to reduce inventory costs to net realizable value in the amount of USD 3,348 has been recognized in cost of sales. Any economic downturn associated with the COVID-19 global outbreak might impact the Company’s capacity to sell its inventories as global demand for its products decrease. As a result, additional provision for non-realizable inventories might be required in the future.

As a result of the effect on the Company’s Peruvian operations and related reduction in the level of production (note 1) of the Peruvian government’s mandates in response to the COVID-19 outbreak, the Company has recognized the amount of USD 16,982 in cost of sales related to abnormal cost of production. Idle capacity used to determine the abnormal cost of production was calculated using the historical production data to the actual production during the three-month period ended March 31, 2020.

18	Other assets

	March 31, 2020	December 31, 2019
Recoverable taxes (i)	169,536	201,522
Advances to third parties	17,558	19,942
Prepaid expenses	6,181	11,678
Judicial deposits	6,101	7,281
Other assets	36,065	46,032
	235,441	286,455
Current assets	121,317	140,984
Non-current assets	114,124	145,471

(i) The decrease in recoverable taxes is mainly related to certain tax strategies adopted by the Company to offset those tax credits, mainly related to income tax in the amount of USD 18,430.

27 of 37

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements At and for three-month period ended March 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

19	Property, plant and equipment

(a)	Changes in the three-month period ended March 31

	2020							2019
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total	Total
At December 31
Cost	1,027,045	2,399,957	535,092	201,892	261,117	45,035	4,470,138	4,179,485
Accumulated depreciation	(488,386)	(1,647,403)	-	(97,233)	(93,009)	(21,417)	(2,347,448)	(2,211,034)
Net balance at the beginning of the period	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690	1,968,451

Additions (i)	-	246	80,143	-	-	-	80,389	67,162
Disposals	-	-	(4)	-	-	-	(4)	(502)
Depreciation	(14,662)	(28,767)	-	(1,872)	(342)	(306)	(45,949)	(48,451)
Impairment loss (ii)	(22,628)	(16,703)	(53,154)	(9,461)	(4,880)	-	(106,826)	-
Foreign exchange effect	(61,943)	(81,305)	(91,190)	(12,591)	(344)	(3,476)	(250,849)	(6,170)
Transfers - Note 20 (a)	8,819	10,156	(20,514)	-	10	1,527	(2)	(815)
Remeasurement of asset retirement obligation	-	-	-	9,127	-	-	9,127	(10,027)
Balance at the end of the period	448,245	636,181	450,373	89,862	162,552	21,363	1,808,576	1,969,648

Cost	916,084	2,253,411	450,373	184,900	255,893	38,401	4,099,062	4,226,378
Accumulated depreciation	(467,839)	(1,617,230)	-	(95,038)	(93,341)	(17,038)	(2,290,486)	(2,256,730)
Balance at the end of the period	448,245	636,181	450,373	89,862	162,552	21,363	1,808,576	1,969,648

Average annual depreciation rates %	4	7	-	5	8	-

(i) Additions include capitalized borrowing costs in the amount of USD 2,753 for the three-month period ended March 31, 2020 (March 31, 2019 – USD 1,762).

(ii) Impairment loss of USD 106,826 is comprised of impairment of non-financial assets in the amount of USD 68,919 (note 25) and impairment of assets and projects under construction in the amount of USD 37,907 (note 19(b)).

28 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Impairment of assets and projects under construction

The Company has reviewed its portfolio of assets and projects under construction and concluded that there are no impairment indicators for its projects under construction, with the exception of the Jarosite project. Execution of the Jarosite project is suspended with no predictable expectation to resume. The Company used the fair value method to test Jarosite project for impairment and recorded an impairment loss in the amount of USD 37,907 at March 31, 2020.

20	Intangible assets

(a)	Changes in the three-month period ended March 31

	2020				2019
	Goodwill	Rights to use natural resources	Other	Total	Total
At December 31
Cost	674,645	1,569,504	59,409	2,303,558	2,401,298
Accumulated amortization	-	(725,712)	(39,320)	(765,032)	(658,837)
Net balance at the beginning of the period	674,645	843,792	20,089	1,538,526	1,742,461
Amortization	-	(17,108)	(692)	(17,800)	(28,280)
Transfers - Note 19 (a)	-	-	2	2	815
Impairment loss - Note 25	(267,342)	(110,426)	-	(377,768)	-
Foreign exchange effect	(870)	(2,887)	(3,457)	(7,214)	(202)
Balance at the end of the period	406,433	713,371	15,942	1,135,746	1,714,794

Cost	406,433	1,455,242	46,091	1,907,766	2,401,683
Accumulated amortization	-	(741,871)	(30,149)	(772,020)	(686,889)
Net balance at the end of the period	406,433	713,371	15,942	1,135,746	1,714,794

Average annual amortization rates %	-	6	-	-

21	Right-of-use assets and lease liabilities

(a)	Changes in the three-month period ended March 31 - Right-of-use assets

	2020					2019
	Lands and Buildings	Machinery, equipment , and facilities	IT equipment	Vehicles	Total	Total
At December 31
Cost	6,836	10,280	5,846	22,810	45,772	41,521
Accumulated amortization	(1,569)	(2,878)	(3,675)	(8,103)	(16,225)	-
Net balance at the beginning of the period	5,267	7,402	2,171	14,707	29,547	41,521
New contracts	329	75	-	-	404	2,427
Amortization	(418)	(843)	(695)	(1,888)	(3,844)	(4,378)
Foreign exchange effect	(678)	(1,132)	-	(2,615)	(4,425)	65
Balance at the end of the period	4,500	5,502	1,476	10,204	21,682	39,635

Cost	6,487	9,223	5,846	20,195	41,751	44,013
Accumulated amortization	(1,987)	(3,721)	(4,370)	(9,991)	(20,069)	(4,378)
Net balance at the end of the period	4,500	5,502	1,476	10,204	21,682	39,635

Average annual amortization rates %	25	35	63	37

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Changes in the three-month period ended March 31 – Lease liabilities

	2020	2019
At December 31	34,384	41,450
New contracts	404	2,427
Payments of lease liabilities	(2,586)	(3,809)
Interest paid	(487)	(148)
Interest accrued	625	983
Foreign exchange effect	(5,248)	105
Net balance at the end of the period	27,092	41,008
Current liabilities	14,207	17,128
Non-current liabilities	12,885	23,880

Leasing agreements were assessed by the Company to evaluate impacts of the COVID-19 outbreak, and no material impacts in the measurement of the liabilities were identified for the three-month period ended March 31, 2020.

22	Loans and financings

(a)	Composition

	March 31, 2020				December 31, 2019
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds - USD	Fixed + 5.26%	14,236	821,221	835,457	1,043,748
Export credit note	LIBOR + 1.54%	144,908	163,923	308,831	97,378
Term loans	LIBOR + 1.27% Fixed + 8,49%	1,485	293,126	294,611	197,926
BNDES	TJPL + 2.82% SELIC + 3.10% TLP - IPCA + 5.22%	5,848	66,897	72,745	95,295
Debentures	107.50% CDI	5,180	10,323	15,503	20,265
Other		9,459	43,744	53,203	53,945
		181,116	1,399,234	1,580,350	1,508,557

Current portion of long-term loans and financing (principal)		161,596
Interest on loans and financings		19,513

(b)	Loans and financing transactions during the three-month period ended March 31,2020

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of the outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,530, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes at a cost of 4.625% p.a. remain outstanding. In the transaction the Company also paid an amount of USD 14,481 related to the premium over the notes, which was recognized in the net financial results. Refer to note 8 for additional information on the effect on income statement.

On March 12, 2020, in order to expand its short-term liquidity, the Company entered into a term loan with a global financial institution, in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with maturity of 5 years, which has the option to be repaid before maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD. The Company accounted for the term loan under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used.

At the end of March 2020, in order to expand its short-term liquidity in Brazil, the Company entered into 4 export credit note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) at costs between 134.2% of CDI and CDI + 1.80% up to 4.20%, with maturity dates between 1 and 5 years. All these credit notes were obtained from global financial institutions and they can be repaid before maturity.

30 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(c)	Changes in the three-month period ended

	March 31, 2020	March 31, 2019
Balance at the beginning of the period	1,508,557	1,424,867
New loans and financing	344,207	-
Payments of loans and financings	(1,094)	(1,715)
Repurchase of bonds	(214,530)	-
Foreign exchange effects	(58,508)	(442)
Fair value of loans and financing (i)	(22,896)	-
Interest accrual	49,342	18,467
Premium paid on repurchase of bonds	(14,481)	-
Interest paid	(10,247)	(10,202)
Balance at the end of the period	1,580,350	1,430,975

(i) This is related to the changes in fair value of two debt contracts for which the Company elected to apply the fair value option. The fair value option aims to eliminate accounting mismatch that would arise if amortized cost were used since such debt contracts have derivative financial instruments contracted to economically modify certain terms of such debt contracts. The fair value of the relevant derivative financial instruments resulted in a gain in the total amount of USD 13,713. Therefore, the net result between the debt contracts and the relevant derivative financial instruments was a gain of USD 4,170 (excluding the effect of changes in the Company´s credit risk of the financial liability in the amount of USD 32,439, included in other comprehensive income). Below is a summary of the debt contracts terms:

a. Export Credit Note agreement in the principal amount of USD 90,000, at a cost of three-month Libor + 1.5% p.a., with a maturity of 5 years. Simultaneously, the Company contracted a swap to exchange the interest index to CDI + 1.30% p.a., as well as the currency of debt service repayments from USD to BRL.

b. Term loan in the principal amount of BRL 477,000 (approximately USD 100,000) at a cost of 8.5% p.a., with maturity of 5 years. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD.

(d)	Maturity profile

	March 31, 2020
	2020	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds - USD	-	-	-	128,470	-	-	706,987	835,457
Term loans	1,468	79,823	79,312	39,759	49	94,200	-	294,611
BNDES	4,324	7,148	11,298	11,298	11,023	10,200	17,454	72,745
Debentures	5,166	5,166	5,166	-	-	-	5	15,503
Export credit note	469	144,005	46,590	-	69,208	48,559	-	308,831
Other	8,823	9,030	8,045	7,858	7,814	7,813	3,820	53,203
	20,250	245,172	150,411	187,385	88,094	160,772	728,266	1,580,350

(e)	Analysis by currency

	March 31, 2020			December 31, 2019
	Current	Non-current	Total	Total
USD	24,545	1,130,552	1,155,097	1,389,462
BRL	156,571	268,682	425,253	119,095
	181,116	1,399,234	1,580,350	1,508,557

31 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(f)	Analysis by index

	March 31, 2020			December 31, 2019
	Current	Non-current	Total	Total
Fixed rate	14,576	916,324	930,900	1,044,564
LIBOR	10,235	309,331	319,566	345,601
TLP	1,418	12,449	13,867	53,712
BNDES SELIC	149,368	105,840	255,208	25,970
CDI	682	19,500	20,182	20,265
TJLP	4,762	35,790	40,552	18,333
Other	75	-	75	112
	181,116	1,339,234	1,580,350	1,508,557

(g)	Guarantees and covenants

The Company has loans and financing that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees or to the financial covenants occurred in the three-month period ended on March 31, 2020.

As of March 31, 2020, the Company was in compliance with all applicable covenants.

Financial covenants are measured semiannually, as required by the debt contracts. Based on projections as of March 31, 2020, it is probable that the Company will not be in compliance with the level of leverage ratio required by such covenant clauses at the next measurement date on June 30, 2020. At the date of the issuance of these condensed consolidated interim financial statements, the Company has initiated discussions with each of the counterparts of the relevant debt arrangements either to obtain waivers of potential breach of covenants or renegotiate such covenants. In the event the Company cannot successfully obtain waivers or renegotiate its debt contracts, the anticipated repayment of outstanding debt subject to the covenant clauses can be demanded by the counterparties and if not paid can cross accelerate others debt contracts, which might significantly affect the Company’s liquidity.

23	Asset retirement and environmental obligations

(a)	Changes in the three-month period ended

	Asset retirement	Environmental	March 31, 2020	March 31, 2019
	obligation	Obligations	Total	Total
Balance at the beginning of the period	222,377	71,450	293,827	270,282
Payments	(824)	(829)	(1,653)	(877)
Foreign exchange effect	(21,637)	(15,455)	(37,092)	2,187
Interest accrual	2,615	765	3,380	4,188
Remeasurement discount rate (i)	11,494	(4,108)	7,386	(15,613)
Balance at the end of the period	214,025	51,823	265,848	260,167
Current liabilities	-	16,269	16,269	21,578
Non-current liabilities	214,025	35,554	249,579	238,589

(i) As of March 31, 2020, the credit risk-adjusted rate used for Peru was between 0.1% to 6.2% (December 31, 2019: 5.2% to 7.8%) and for Brazil was between 4.5% to 9.0% (December 31, 2019: 3.5% to 5.3%). As of March 31, 2019, the credit risk-adjusted rate used for Peru was between 5.2% to 8.3% (December 31, 2018: 3.4% to 9.5%) and Brazil was between 2.1% to 5.8% (December 31, 2018: 3% to 5.4%).

32 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

24	Provisions

(a)	Changes in the three-month period ended

	2020					2019
	Tax	Labor (i)	Civil	Environmental (ii)	Total	Total
Balance at the beginning of the period	7,748	13,779	1,061	3,483	26,071	30,641
Additions	260	6,267	-	4,144	10,671	1,796
Reversals	(23)	(2,365)	-	(244)	(2,632)	(3,147)
Interest accrual	80	301	13	(12)	382	738
Payments	(8)	(872)	-	-	(880)	-
Foreign exchange effect	(711)	(2,954)	(237)	(434)	(4,336)	47
Adoption of IFRIC 23	-	-	-	-	-	(6,047)
Other	(233)	(102)	(24)	-	(359)	(220)
Balance at the end of the period	7,113	14,054	813	6,937	28,917	23,808

(i) Increase in labor provisions is mainly related to new lawsuits on the Company’s operations in Brazil initiated by the local labor union related to overtime pay.

(ii) Increase in environmental provisions is mainly related to assessments issued by the Peruvian environmental agency that proposed corrective measures on the Company’s mine operations in Peru.

(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

	March 31, 2020			December 31, 2019
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,579)	8,692	7,113	(2,449)	10,197	7,748
Labor	(2,469)	16,523	14,054	(3,071)	16,850	13,779
Civil	(666)	1,479	813	(832)	1,893	1,061
Environmental	-	6,937	6,937	-	3,483	3,483
	(4,714)	33,631	28,917	(6,352)	32,423	26,071

The outstanding judicial deposits of the Company as of three-month period ended March 31, 2020 are USD 6,101 (December 31, 2019: USD 7,281).

(c)	Summary of contingent liabilities

The Company is part of other litigation involving a risk of possible loss, for which no provision is recognized, as detailed below:

	March 31, 2020	December 31, 2019
Tax	187,230	196,031
Labor	32,546	39,918
Civil	17,066	21,549
Environmental	84,619	112,920
	321,461	370,418

25	Impairment of non-financial assets

In addition to the impairment loss recognized on the Jarosite project described in note 19, as of March 31, 2020, the Company recognized a total pre-tax impairment loss of USD 446,687 (after-tax USD 368,490) comprised of an impairment loss of USD 179,345 in its Cerro Pasco cash generating unit (CGU) and an impairment loss of USD 267,342 in goodwill in Mining Peru (Mining Peru is the lowest level within the Company at which the goodwill generated in the acquisition of NEXA PERU is monitored by the Company’s management). The impairment loss represents the excess of the carrying amount of the assets included in the Cerro Pasco CGU and Mining Peru over their respective fair values less costs of disposal (FVLCD). These impairment losses arose mainly as a result of decrease in short- and mid-term commodities prices, suspension of production and increase in operating costs.

33 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

The Company also determined the fair value less cost of disposal of its other CGUs in Peru and Brazil which did not result in recognition of any additional impairment losses.

Valuation methods and assumptions for recoverable amount based on fair value less cost of disposal (FVLCD)

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset. FVLCD is estimated by the Company using discounted cash flows techniques and, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration and environmental costs. The resulting estimates are based on detailed life-of-mine and/or long-term production plans. When calculating FVLCD, these forecasts include anticipated expansions (greenfield projects) which are at the evaluation stage of study.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current life-of-mine plan or long-term production plan for the CGU, which are based on detailed research, analysis and iterative modelling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting process recoveries and capacities of processing equipment that can be used. The life-of-mine plan and/or long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

34 of 37

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. With respect to the estimated future cash flows of capitalized exploration assets and development projects in FEL 3 stage, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows. The discount is based on the stage of the project and type of metal.

The cash flow forecasts were adjusted to reflect potential impacts of the COVID-19 outbreak on the Company.

The process of estimating the recoverable amount involves the use of assumptions, projections for future cash flows and judgment. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful life of mine or indefinitely for the smelters. The smelters’ cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Short-term prices used by the Company for 2020 and 2021 reflect the current decline resulting from the effects on demand and supply disruptions, while long term prices have not been changed. In the current environment, such assumptions are subject to heightened uncertainty and variability which could significantly impact the valuation of its non-financial assets in the future.

Impairment analysis

At each reporting date the Company performs an assessment of impairment indicators for each of its CGU. The Company’s assessment identified the persisting market capitalization value below the Company’s book value, the decline in zinc prices and suspension of certain operations as impairment indicators as of March 31, 2020.

The Company’s management considered that these indicators could have a material impact on the CGUs recoverable amount. Therefore, an estimation of all CGUs recoverable amount was performed.

Below is a breakdown of the CGU’s carrying amount tested for impairment at March 31, 2020:

	Goodwill	Fair value of identifiable assets (iv)	Other net assets carrying amount	Total carrying amount
Cerro Lindo (i)	-	362,835	234,544	597,379
Cerro Pasco (i)	-	238,626	164,603	403,229
Mining Peru (ii)	578,280	601,461	399,147	1,578,888

Cajamarquilla	92,494	-	733,923	826,417

Três Marias system (iii)	-	-	412,181	412,181
Aripuanã	-	-	194,558	194,558
Juiz de Fora	-	-	123,351	123,351
	670,774	601,461	1,863,160	3,135,395

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(i) Includes exploration assets and development projects with capitalized mining rights and development costs allocated.

(ii) Represents the lowest level within the Company at which the goodwill generated in the acquisition of NEXA Peru is monitored.

(iii) Currently Três Marias smelter is integrated with the operations of the Vazante and Morro Agudo and, therefore, are considered as a single CGU.

(iv) Corresponds to the fair value of the identifiable assets in the acquisition of NEXA Peru, which are recorded at the consolidated level.

(a)	Key assumptions used in impairment test

The recoverable amount of each CGU was determined based on FVLCD method, which was higher than the value in use, consistent with the annual impairment testing.

The Company identified long-term metal prices, discount rate and life of mine (“LOM”) as key assumptions for the recoverable amount determination, due to the material impact of such assumptions may cause on the recoverable value. These assumptions are summarized below:

	March 31, 2020	September 30, 2019
Long term Zinc (USD/t)	2,571	2,571
Discount rate (Brazil)	7.82%	7.10%
Discount rate (Peru)	7.22%	6.38%
Brownfield projects - LOM (years)	from 7 to 12	from 8 to 13
Greenfield projects - LOM (years)	from 12 to 20	from 12 to 24

(b)	Impairment loss test process

Following the determination of the recoverable amount of the CGUs, the Company compared the carrying amount of each CGU with its respective recoverable amount. At this step, the Company identified an impairment loss at the CGU Cerro Pasco in the amount of USD 179,345.

The second step was to test whether the goodwill allocated to a CGU or a group of CGUs was recoverable. In performing this analysis, the recoverable amount of Cerro Lindo and Cerro Pasco were aggregated in a group of CGUs called Mining Peru, which represents the lowest level within the Company at which goodwill of the acquisition of NEXA Peru is monitored by management. This aggregated recoverable amount is compared with the aggregated carrying amount of the CGUs. At this step, the Company identified a goodwill impairment loss in the amount of USD 267,342.

(c)	Impairment loss – Cerro Pasco CGU and Mining Peru Goodwill

As the impairment loss was identified at the CGU level and is not directly related to a single asset, the loss was allocated in a pro rata basis to the following assets:

(i)	Cerro Pasco CGU

	Carrying amount prior to impairment	Impairment loss	Carrying amount after impairment
Property, plant and equipment	187,561	(68,919)	121,730
Intangible assets	274,788	(110,426)	161,274
Other net assets	(59,120)	-	(59,120)
	403,229	(179,345)	223,884

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three-month period ended March 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(ii)	Mining Peru - Goodwill

	Carrying amount prior to impairment	Impairment loss	Carrying amount after impairment
Non-financial assets – CGU Cerro Lindo	597,379	-	597,379
Non-financial assets – CGU Cerro Pasco	403,229	(179,345)	223.884
Goodwill	578,280	(267,342)	310,938
	1,578,888	(446,687)	1,132,201

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco and Mining Peru goodwill. A decrease of 5% in the long-term LME zinc price to USD 2,442 per ton compared to management´s estimation as at March 31, 2020 would have had resulted in the recognition of an additional impairment loss of USD 223,884 and USD 309,548 to CGU Cerro Pasco and Mining Peru goodwill, respectively. Also, an increase of 5% in discount rate compared to management´s estimation as at March 31, 2020 would have had resulted in an additional impairment loss of USD 189,145 and USD 303,552 to CGU Cerro Pasco and Mining Peru goodwill, respectively. As of March 31, 2020, there is no headroom for Cerro Pasco CGU and Mining Peru.

(d)	Impairment results – Other CGUs

The impairment indicators identified led to a decrease in the recoverable amount of all the Company’s CGUs. However, the effects were less prominent than in the CGU Cerro Pasco and Mining Peru and no impairment loss were identified in other CGUs.

The Company also estimated the amount by which the value assigned to each of these key assumptions must change in order for the CGUs recoverable amount to be equal to their carrying amount:

	Excess over carrying	Decrease in long term zinc (USD/t)		Increase in discount rate
Cash generating unit	amount	Change	Price	Change	Rate
Cerro Lindo	310,938	(14)%	2,201	60%	13.30%
Cajamarquilla	38,898	(1)%	2,540	4%	8.6%
Três Marias system	289,895	(10)%	2,310	84%	16.60%
Juiz de fora	329,931	(25)%	1,931	116%	19.40%
Aripuanã	199,702	(15)%	2,189	50%	13.50%

26	Events after the reporting period

(a)	Disbursement of revolving credit facility

On April 14, 2020, in order to expand its short-term liquidity, the Company fully drew down its revolving credit facility in the amount of USD 300,000.

(b)	Export credit notes

On April 9, 2020, the Company entered into an additional export credit note agreement in the total principal amount of BRL 230,000 (approximately USD 44,242) at a cost of CDI + 3.90%, with the maturity date of 1 year.

(c)	Resumption of mining sector in Peru

On May 2, 2020, the Peruvian government approved the gradual and progressive resumption of economic activities starting May 11, 2020 under the National Health Emergency Declaration due to COVID-19. Consequently, operations at the Cerro Lindo and El Porvenir mining units are in ramp up phase, which is expected to last until the end of June 2020 due to the operations requirements determined by the Peruvian government. Operations in the Atacocha mining unit will continue suspended.

* * *

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